NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

You are receiving this notification because Northern Dynasty Minerals Ltd. (the “Company”) has decided to use the notice and access model (“notice and access”) for the delivery of meeting materials to its shareholders in respect of its Annual General Meeting of Shareholders to be held on Thursday, June 28, 2018 (the “Meeting”). Under notice and access, instead of receiving paper copies of the Company’s Notice of Annual General Meeting, form of Proxy and information circular (the “Information Circular”) (collectively, the “Proxy Materials”), shareholders are receiving this notice with information on how they may access such Proxy Materials electronically. Together with this notification, shareholders will receive a proxy or voting instruction form, as applicable, enabling them to vote at the Meeting. This alternative means of delivery is an environmentally responsible and cost-effective way to deliver Proxy Materials to the Company’s shareholders. Shareholders will also receive a Financial Statements Request Form allowing them to inform the Company of their choice to receive paper copies of the annual and/or interim financial statements of the Company for the following year.

MEETING DATE AND LOCATION

WHEN:	2:00 p.m. on June 28, 2018	WHERE:	Suite 1500, 1055 West Georgia Street
Vancouver, BC

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS:

•	FIX THE NUMBER OF DIRECTORS: To fix the number of directors of the Company for the ensuing year at seven. See the section entitled Election of Directors in the Information Circular.

•	ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year. See the section entitled Election of Directors in the Information Circular.

•	APPOINTMENT OF AUDITOR: To appoint the auditor of the Company for the ensuing year. See the section entitled Appointment of Auditor in the Information Circular.

•

DEFERRED SHARE UNIT PLAN: To consider, and if thought advisable, to approve an ordinary resolution to ratify and approve the Company’s 2018 Non-Employee Directors Deferred Share Unit Plan, as amended, for continuation for a three year period, as more particularly set out in the section entitled Particulars of Matters to be Acted upon in the Information Circular.

•

RESTRICTED SHARE UNIT PLAN: To consider, and if thought advisable, to approve an ordinary resolution to ratify and approve the 2018 Restricted Share Unit Plan, as amended, for continuation for a three year period, as more particularly set out in the section entitled Particulars of Matters to be Acted upon in the Information Circular.

SHAREHOLDERS ARE REMINDED TO REVIEW THE PROXY MATERIALS, IN PARTICULAR THE
INFORMATION CIRCULAR, PRIOR TO VOTING.

WEBSITES WHERE PROXY MATERIALS ARE POSTED

The Proxy Materials can be viewed online under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at https://www.northerndynastyminerals.com/investors/agm/.

HOW DO I OBTAIN A PAPER COPY OF THE PROXY MATERIALS?

Shareholders may request that a paper copy of the meeting materials be sent to them by postal delivery at no cost to them. Requests may be made up to one year from the date the Information Circular was filed on SEDAR by:

•	Calling 1-877-441-4533; or
•	Emailing the Company at: info@northerndynasty.com.

If you request materials before the Meeting, the Information Circular will be sent to you at no charge within 3 business days of receiving your request. To allow adequate time for you to receive and review a paper copy of the Information Circular and to submit your vote before the voting deadline of 2:00 p.m. (Pacific time) on Tuesday, June 26, 2018, your request should be received by the Company by Tuesday, June 12, 2018. Please note you will not receive another form of proxy or voting instruction form, so please keep the one you received with this notification.

If you request materials on the date of the Meeting or in the year following the filing of the Information Circular, it will be sent to you within 10 calendar days of receiving your request. Following the Meeting, the documents will remain available at the websites listed above for a period of at least one year.

Only those holders of Common Shares who have previously submitted instructions to receive a paper copy of the Information Circular will receive one with this notification. Stratification has not been implemented for this notice and access mailing.

HOW DO I VOTE?

There are several convenient ways to vote your Common Shares including online and via telephone. You will find attached to this notice a form of proxy or a voting instruction form containing detailed instructions on how to vote your Common Shares. If you wish to attend and vote at the Meeting, please follow the instructions found in the enclosed form of proxy or voting instruction form. You are reminded to view the Meeting materials prior to voting.

	Beneficial Shareholders Shares held with a broker, bank or other intermediary.	Registered Shareholders Shares held in own name and represented by a physical certificate.
Internet:	www.proxyvote.com	www.investorvote.com
Phone or Fax:	Call or fax to the number(s) listed on your voting instruction form and vote using the control number provided therein.	Phone: 1-866-732-8683 Fax: 1-866-249-7775
Mail:	Return the voting instruction form in the enclosed postage paid envelope.	Return the form of proxy in the enclosed postage paid envelope.

Please submit your vote well in advance of the PROXY DEPOSIT DEADLINE of
2:00 p.m. (Pacific time) on Tuesday, June 26, 2018.

BOARD RECOMMENDATION

The Company’s Board of Directors unanimously recommends that shareholders VOTE FOR each of the proposed resolutions.

If you have questions or require assistance with voting your Common Shares you may contact the Company’s proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com